EXHIBIT 99.1

Till Capital Announces Q3 2016 Results, Appoints Tilton and Rohlinger to Board

HAMILTON, Bermuda, Nov. 14, 2016 (GLOBE NEWSWIRE) -- Till Capital Ltd. (Nasdaq:TIL) (TSX-V:TIL) (“Till”) reports the filing on November 14, 2016 of its financial statements for the third quarter of 2016.  Till is pleased to report that its shareholders earned $1,029,139 (unaudited) in the third quarter, which amounts to $0.30 per share.  This represents the second consecutive quarterly profit for the company.  The primary contributors to this profit were gains in the company’s investment portfolio, including unrealized gains in longer-held positions and realized gains in active trading, lower expenses and no mineral property impairments.  Year-to-date (“YTD”, since December 31, 2015), the shareholders of Till have earned a profit of $1,863,511 (unaudited), which equates to $0.55 per share. The financial results are based on IFRS accounting standards and all items are reported in U.S. dollars unless otherwise indicated.

Operational Results

As of the quarter ended September 30, 2016, Till reports:

  An increase in insurance premiums written (total premiums of $9,983,193 in Q3 2016 vs. $8,997,841 in Q3 2015).

  An increase in investment gain (Investment gain of $1,460,767 in Q3 2016 vs. an investment loss of $120,339 in Q3 2015).

  Cash and cash equivalents of $6,493,470 at September 30, 2016, an increase of $2,551,331 for the quarter.

Financial Results

Net income attributable to Till shareholders for the quarter ended September 30, 2016 was $1,029,139 compared to a net loss of $4,507,516 for the 3rd quarter of 2015.  Primary contributors to the financial performance for the quarter ended September 30, 2016 were:

  Investment gain of $1,460,767 (compared to Q3 2015 investment loss of $120,339).

  Expenses of $733,659 (compared to Q3 2015 expenses of $1,617,429), comprised of $457,771 of general and administrative expenses and $275,888 staff costs (including those of Till’s wholly-owned subsidiary Omega Holdings).

  No mineral property impairment (compared to Q3 2015 mineral property impairment of $3,380,907).

Till is also very pleased to announce that Ms. Patricia Tilton and Mr. George Rohlinger have joined the Board of Directors of the Company (the “Board”) as independent directors.  This brings the Till Board to seven members, five of whom are independent directors, and adds substantial depth to the Board in both the insurance industry and in corporate development and financing.

Ms. Tilton is a Certified Public Accountant with strong professional experience in the financial industry, particularly in the insurance, mutual fund, and asset management industries.  In addition to her financial expertise, she also has a strong background in operational, risk, regulatory and governance matters. Ms. Tilton is a retired KPMG LLP Partner with over 30 years of experience in public accounting, including auditing, consulting, and forensics.  Ms. Tilton retired in 2009 as a Forensics Partner and served as a Retired Partner Consultant from 2009 until 2011.  Ms. Tilton currently works as an independent consultant, including as an Accreditation Team Member of the National Association of Insurance Commissioners (NAIC). Ms. Tilton also serves on the Boards of Directors of CoffeeHouse Press, Inc. and Thrivent Federal Credit Union.  She holds a B.S. in Accounting from Sienna College.

Mr. Rohlinger has extensive corporate development and executive leadership experience in both start-up and mature company environments.  His expertise includes business planning, financings and mergers and acquisitions in domestic and international jurisdictions. As Chief Business Development Officer for a healthcare services and technology company, Mr. Rohlinger led the successful development and launch of a software service and medical practice procedural improvements, resulting in 70% profit growth over a two-year period. Mr. Rohlinger also has over 15 years of investment banking experience with involvement in transactions aggregating over $25 billion in value.  He is currently Executive Vice President of Corporate Development at Apogee Physicians and is a highly respected advocate of empowerment and accountability with a strong work ethic and team orientation.  Mr. Rohlinger holds a Bachelor of Science degree in Mathematics/Economics from the University of California, Los Angeles and a Master in Business Administration degree from Harvard Business School.

“This second consecutive quarterly profit is further evidence of our team’s commitment to creating value for Till shareholders,” said Dr. John T. (Terry) Rickard, CEO of Till.  “We continue our efforts to grow our core insurance business, enhance investment returns on our portfolio and tightly control our expenses, while dealing with the uncertainties in the insurance industry and the financial markets, which will affect our performance.  I congratulate and thank each member of the Till organization for their contributions to this quarter’s results.  I’m also extremely pleased to welcome two highly qualified and respected individuals such as Patricia Tilton and George Rohlinger to the Till Board.  Ms. Tilton will greatly strengthen our board expertise in the insurance industry, and Mr. Rohlinger will provide strong leadership in both corporate finance and strategy.  Their insurance, financial, governance and leadership expertise will make a significant contribution as we continue to advance the Company’s development.”

Investors are invited to participate in a conference call with company management on Monday, November 21, 2016, at 12 PM Eastern Time, 9 AM Pacific Time.  Dial-in instructions are as follows:

PARTICIPANT DIAL IN (TOLL FREE):	1-877-270-2148
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-902-6510

After dialing in, please ask to be joined to the Till Capital call.

Conference call replay will be available for a limited time afterward at the following numbers:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	1-855-669-9658
Replay Access Code:	10096853

Conference call replay will be available approximately one hour after the end of the conference.  For Internet access, please select the following link: https://services.choruscall.com/ccforms/replay.html

Reported by:

John T. Rickard
Director and Chief Executive Officer
(208) 635-5415

Till Capital Ltd.
Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace.  Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note
At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the “9.9% Restriction”). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information
Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “will”, “could” and other similar words, or statements that certain events or conditions “may” occur.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.

For additional information:

Till Capital Ltd.
Monique Hayes
(208) 699-6097
info@tillcap.com
www.tillcap.com